David M. Vander Haar	Faegre Baker Daniels LLP
+1 612 766 8705	2200 Wells Fargo Center 90 South Seventh Street
david.vanderhaar@FaegreBD.com	Minneapolis Minnesota 55402-3901
Phone +1 612 766 7000
Fax +1 612 766 1600

March 21, 2012

Amanda Ravitz	Delivered by EDGAR
Assistant Director	and Email
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Hutchinson Technology Incorporated

Amendment No. 2 Registration Statement on Form S-1

Filed March 12, 2012

File No. 333-179384

Amendment No. 2 to Schedule TO-I

Filed March 12, 2012

File No. 005-37228

Dear Ms. Ravitz:

On behalf of Hutchinson Technology Incorporated (the “Company”), for which we are serving as counsel, we are submitting the following responses to the comments of the Staff as set forth in your letter to the Company dated March 16, 2012, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 and Amendment No. 2 to Schedule TO-I, each filed on March 12, 2012. This letter should be read in conjunction with the accompanying Amendment No. 3 to the Registration Statement (the “Registration Statement Amendment”) and Amendment No. 4 to Schedule TO-I (the “Schedule TO Amendment”), each of which was filed by the Company on the date hereof with the Commission.

The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and such responses have been reviewed and approved by the Company. For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response in bold. In this letter, all page references, including those set forth in the Staff’s comments, have been updated to refer to the page numbers in the Registration Statement Amendment.

Page 2	March 21, 2012

General

1.	Comment: Currently, your disclosure referring to multiple offers for your Outstanding 3.25% Notes is not consistent with Rules 13e-4(f)(6) and 14e-5. Rather than characterizing the transactions as two separate offers for your Outstanding 3.25% Notes, you may revise to refer to a single offer to exchange any and all old notes for new notes, with a limited option to receive cash instead of new notes. In addition, please revise to clarify that you will only purchase up to $34,685,000 (as opposed to $49,250,000) aggregate principle amount of your outstanding 3.25% Notes for cash, for a total purchase price of $27,748,435, as your disclosure suggests under “How will the Company fund the Tender Offers?” on page vi. Alternatively, advise us why you state that you are offering to purchase up to $49,250,000 of the 3.25% Notes.

Response: The Company has revised the Registration Statement to refer to a single offer to exchange any and all old notes for new notes, with a limited option to receive cash instead of new notes. In addition, the Company has clarified that it will only purchase up to $34,685,000 aggregate principal amount of its Outstanding 3.25% Notes for cash, for a total purchase price of $27,748,435.

Questions and Answers about the Tender/Exchange Offers, page iv

2.	Comment: Under “Is there a maximum amount of Outstanding 3.25% Notes…that will be accepted for purchase or exchange…,” revise to clarify that there is no limit on the amount of 3.25% Notes that may be exchanged for new notes.

Response: The Company has revised the Registration Statement to clarify that there is no limit on the amount of 3.25% Notes that may be exchanged for new notes.

3.	Comment: It appears that your offer to purchase up to $26,666,000 of 8.50% Notes is not only dependent upon the amount of any proceeds remaining after paying for tendered 3.25% Notes, but also upon whether the parties to the Exchange Support Agreements purchase more than $28,171,000 aggregate principle amount of private notes and warrants in the private placement. In the regard, we note your statement under “Is there a maximum amount of Outstanding 3.25% Notes…that will be accepted for purchase or exchange…” that the parties “may purchase up to $40,000,000” in private notes and warrants. As a result of this additional contingency, your offer to purchase 8.50% Notes still does not meet the requirements to specify the maximum amount sought or the amount of the consideration offered pursuant to Item 4 of Schedule TO and Rule 14e-1(b). Please revise your offer accordingly.

Response: The Company has revised the Registration Statement to provide that the offer to purchase the 8.50% Notes will not expire for ten business days after the expiration of the offer to purchase and exchange the 3.25% Notes. The Company anticipates that on

Page 3	March 21, 2012

the date of expiration of the offer to purchase and exchange the 3.25% Notes it will announce the results of the offer for the 3.25% Notes, file an amendment to the Company’s TO-I specifying the maximum amount of 8.50% Notes it will purchase and disseminate revised offering materials. In any event, the Company will not allow the 8.50% offer to expire until the ten business day requirement of Rule 14d-4(d)(2) is met.

Summary of the Tender/Exchange Offers, page 1

4.	Comment: Under “Subsequent Purchases on page 6 and elsewhere in the document, you state that you reserve the right to acquire any 3.25% Notes not tendered in the offer “after the consummation or earlier termination of the Exchange Offer.” Please revise to indicate that you will not engage in any subsequent purchases until the eleventh day after the offer expires in compliance with Rule 13e-4(f)(6).

Response: The Registration Statement has been revised to indicate that the Company will not engage in any subsequent purchases until the eleventh day after the offer expires in compliance with Rule 13e-4(f)(6).

Selected Financial Information, page 31

Footnote A—The Exchange Offer, page 37

5.	Comment: Please refer to prior comment 6. We note that you have provided full pro forma statements of income as contemplated by Rule 11-02(b) of Regulation S-X in response to our comment. However, we see that you have included adjustments in your pro forma statements of income for $2.6 million of debt issuance fees that you expect to incur. This fee adjustment amount appears to be a material nonrecurring pending charge. Even though the charge will result directly from the transaction, since it is not a recurring expense it does not appear to be a pro forma statement of income adjustment permitted by Rule 11-02(b)(6) of Regulation S-X. Please revise the pro forma statements of income for the year ended September 25, 2011 and the thirteen weeks ended December 25, 2011 to remove the referenced adjustment related to debt issuance fees or tell us why you believe the adjustment is supported by the guidance at Article 11 of Regulation S-X.

Response: The pro forma statements of income for the year ended September 25, 2011 and the thirteen weeks ended December 25, 2011 have been revised to remove the referenced adjustment related to debt issuance fees. Our estimated debt issuance expenses included in the pro forma balance sheets have been revised from $2.6 million to $3.9 million as shown in Part II of the Registration Statement.

Page 4	March 21, 2012

The Tender/Exchange Offers, page 124

Proration and Priority, page 125

6.	Comment: Revise the disclosure here and elsewhere to state that you are only assured that you will receive $27,748,435 from the private placement.

Response: The Company has revised the Registration Statement to disclose here and elsewhere that it is only assured that it will receive $27,748,435 from the private placement.

Conditions to the Tender/Exchange Offers, page 130

7.	Comment: We note that while you have received a commitment from the parties to the Exchange Support Agreements to purchase $25 million aggregate principle amount of private notes and warrants in the private placement, resulting in $27,748,435 of proceeds to finance the purchase of notes in the tender offers, you will terminate the Outstanding 3.25% Notes Tender Offer in the event the Exchange Support Agreements are terminated. This condition, which is designed to relieve you of the obligation to purchase tendered notes in the event you do not receive the proceeds from the private placement, effectively operates as a financing condition on your offer. Generally, when an offeror’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(d)(2), an offeror is required to promptly file an amendment to its offering document disclosing this material change. Please confirm that you will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4(e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Response: The Company has commitments to purchase $28,171,000 aggregate principal amount of notes and warrants in the private placement, resulting in $27,748,435 of proceed to finance the purchase of notes in the offers. The Company has revised the Registration Statement to eliminate any conditions to the Outstanding 3.25% Notes tender arising from or related to termination of the Exchange Support Agreements and the Company acknowledges its obligation to purchase the tendered notes in the event it does not receive proceeds from the private placement. The Company will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4 and will extend the offer so that at least five business days will remain in the offer following disclosure of the change.

Page 5	March 21, 2012

8.	Comment: With respect to the Outstanding 8.50% Notes Tender Offer, please note that you should waive the financing condition or assert that it has been satisfied upon the consummation of the private placement and provide disclosure to that effect when you announce the amount of Residual Private Placement Proceeds that are available.

Response: So noted. The Company will waive the financing condition or assert that it has been satisfied upon consummation of the private placement and provide disclosure to that effect when it announces the amount of Residual Private Placement Proceeds that are available.

If we can facilitate the Staff’s review of the Registration Statement Amendment or the Schedule TO Amendment, or if the Staff has any questions on any of the information set forth herein, please telephone me at (612) 766-8705, Peggy Steif Abram at (612) 766-8509 or Alyn Bedford at (612) 766-7342. Thank you for your time and consideration.

Very truly yours,

FAEGRE BAKER DANIELS LLP

David M. Vander Haar

cc:	Mary Beth Breslin, Senior Counsel

Julia Griffith, Special Counsel, Office of Mergers & Acquisitions

David P. Radloff

Peggy Steif Abram

Alyn Bedford